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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -------------------

                                SCHEDULE 14D-9
                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              -------------------

                            ML Media Partners, L.P.
                           (Name of Subject Company)

                              -------------------

                            ML Media Partners, L.P.
                     (Name of Person(s) Filing Statement)

                              -------------------

                     Units of Limited Partnership Interest
                        (Title of Class of Securities)

                              -------------------

                                     NONE
                     (CUSIP Number of Class of Securities)

                              -------------------

                                Kevin K. Albert
                                   President
                           ML Media Management Inc.
                          Four World Financial Center
                                  23rd Floor
                              New York, NY 10080
                                (800) 288-3694


                                   Copy to:

                             Susan D. Lewis, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                              New York, NY 10019
                                (212) 839-5317

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

=============================================================================

     This Amendment No.1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission by ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), on November 12, 2003 (the "Schedule 14D-9"). The Schedule 14D-9, as amended by this Amendment No. 1, relates to the unsolicited tender offer made by MLMP Acquisition Partners, LLC, a Delaware limited liability company (the "Purchaser"), and Madison Investment Partners 26, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon (collectively, the "Co-Bidders"; and together with the Purchaser, the "Offeror"), as disclosed in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") by the Purchaser on October 30, 2003, as amended by filings made November 4, 2003, November 10, 2003, November 24, 2003 and November 25, 2003 (the "Amended Schedule TO").

     According to the Amended Schedule TO, the Purchaser is offering to purchase up to 18,799 Units, at a purchase price of $601 per Unit, in cash, less the amount of any distributions declared or paid on or after October 30, 2003 in respect of that Unit, with interest thereon from the expiration date of the Offer to the date of payment at the rate of 3% per annum (the "Offer Price"). The offer by the Offeror is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2003, as supplemented November 4, 2003, November 10, 2003 and November 21, 2003 (the "Amended Offer to Purchase"), and in the related Agreement of Assignment and Transfer (the "Agreement of Assignment and Transfer"), as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 18,799 Units sought to be purchased by the Purchaser pursuant to the Offer represent slightly under 10% of the outstanding Units. According to the Amended Schedule TO, as of November 21, 2003 the Purchaser's affiliates own 12,123 Units, which is approximately 6.45% of the outstanding Units, and have contractual arrangements to purchase an additional 1,484 Units, or approximately 0.8% of the aggregate number of outstanding Units.

     The purpose of this Amendment No. 1 is to amend Item 4 of the Partnership's Schedule 14D-9 as set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

     (a) Solicitation or Recommendation. At a meeting of the General Partner held on November 4, 2003, at which representatives of RPMM and MLMM, as general partners of the General Partner, participated, the General Partner, on behalf of the Partnership, concluded that for the reasons previously enumerated in the Partnership's Schedule 14D-9 as filed on November 12, 2003, the Offer is inadequate and not in the best interest of the Limited Partners, and continues to recommend that the Limited Partners reject the Offer and not tender their Units pursuant to the Offer. The Partnership's November 26, 2003 letter to Limited Partners communicating the Partnership's view with respect to the Offer is filed as Exhibit (a)(2)(ii) hereto and incorporated herein by reference. Depending on, among other things, (i) the personal tax situation, liquidity needs and other financial considerations of each Limited Partner and such Limited Partner's own facts and circumstances, (ii) such Limited Partner's own assessment of the Offer and the relevant facts, as well as any competing unsolicited tender offers that have been made, or may be made prior to the expiration of the Offer, (iii) such Limited Partner's willingness to accept the risks relating to the amount of proceeds that the Partnership will actually realize from the sales of its remaining Media Properties and (iv) the timing of any distributions of such proceeds, certain Limited Partners may determine that it is appropriate to tender their Units in the Offer or in a competing tender offer. However, the Partnership and the General Partner believe that all Limited Partners should carefully consider the information set forth in Item 4(b) below and elsewhere in this Statement before making a decision whether or not to tender their Units.

     (b) Reasons. The following captioned items set forth in Item 4(b) of the
Schedule 14D-9 are revised to read as follows:



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

     (vi) No Established Trading Market. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units against which to compare the purchase price offered in the Offer. Privately negotiated sales and sales through intermediaries (e.g., through informal secondary markets) currently are the primary means available to a Limited Partner to liquidate an investment in the Units (other than tender offers to purchase, including the Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. Sales recorded by the Partnership for the twelve months ended November 1, 2003 ranged from $250 to $750 per Unit, including Units transferred pursuant to previous tender offers. The weighted average price during this period was approximately $507 per Unit.

     Smithtown Bay, LLC, a Delaware limited liability company, Merced Partners Limited Partnership, Global Capital Management, Inc., Gale Island, LLC, John
D. Brandenborg and Michael J. Frey (the "Smithtown Offeror"), each of which is unaffiliated with the Partnership and the General Partner, have disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on October 16, 2003, as amended by filings made November 3, 2003, November 4, 2003, November 6, 2003 and November 18, 2003, , their unsolicited tender offer (the "Smithtown Offer") to purchase up to 4.8% of outstanding Units of the Partnership. As amended, the Smithtown Offer was made at a price of $600 per Unit (less cash distributions declared and paid after October 1, 2003) and terminated on November 17, 2003 without extension. As reported by the Smithtown Offeror in its amendment to Schedule TO filed on November 18, 2003, the the Smithtown Offeror received tenders of approximately 2,199 Units (or 1.2% of the total number of outstanding Units). In addition, CMG Partners, LLC, a Washington limited liability company ("CMG"), has commenced an unregistered tender offer to purchase up to 4.8% of outstanding Units of the Partnership at a price of $500 per Unit (less distribution paid or distributed on or after October 30, 2003), which it has notified the Partnership as having commenced on or about October 30, 2003 (the "CMG Offer"). The Partnership has provided its recommendation to Limited Partners with respect to the CMG Offer by letter dated November 12, 2003.

     Additionally, Akula Partners LLC, a Delaware limited liability company, and each of Aquitania Partners L.P., Aquitania (QP) Partners L.P., Mauretania Partners L.P. and Providence Capital, LLC (the "Providence Offeror") each of which is unaffiliated with the Partnership and the General Partner, have disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on November 13, 2003, their unsolicited tender offer (the "Providence Offer") to purchase up to 13,160 of the outstanding Units of the Partnership. The Providence Offer is being made at $750 per Unit, in cash, reduced by any cash distributions made or declared on or after November 13, 2003 and expires on December 22, 2003.

     (vii) Limitations on Recognition of Transfers in any Tax Year; Conditions to Transfer; Uncertainty as to Timing of Payment for Units Tendered. As provided in Section 7.1B(1) of the Partnership Agreement, the Partnership need not recognize any transfer that would cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes, which could result if the transfers of Units were deemed to cause the Partnership to be a "publicly traded partnership." As more fully described in Item 8(a) below, it has been and is the Partnership's practice to limit transfers of Units within any tax year to no more than 4.8% of outstanding Units in order to stay within certain safe harbor tax provisions, so that the Partnership is not classified as a "publicly traded partnership", as provided in Internal Revenue Service Notice 88-75 (the "IRS Notice"). Giving effect to transfers recognized through November 1, 2003, the Partnership has used all of its capacity for transfers and has met the 4.8% cap for tax year 2003. Thus, any transfers pursuant to the Offer would not be recognized prior to January 1, 2004.

     As the Purchaser seeks to purchase approximately 10% of the outstanding Units, the actual number of Units that will be recognized for transfer by the Partnership in tax year 2004, after taking into account the numbers of other transfers previously accepted for recognition in such tax year, may be fewer than the amount tendered and will be fewer than the full amount sought pursuant to the Offer. The



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

Partnership's policy is to recognize Units submitted for transfer on any monthly transfer date in the order submitted prior to such transfer date, subject to the restrictions set forth in the Partnership Agreement. Accordingly, as soon as transfers reach the 4.8% annual limit in 2004 (which could occur if a significant number of Units are submitted pursuant to a tender offer that expires prior to the expiration of the Offer), no further transfers will be recognized by the Partnership in such tax year, except for certain transfers that may be designated as excluded transfers under the tax law. In such event, all transfer documents relating to unrecognized transfers submitted by the Purchaser will be rejected by the Partnership and returned to the Purchaser.

     According to the terms of the Offer, a Limited Partner that tenders his, her or its Units will be paid as promptly as practicable following the expiration date of the Offer (December 5, 2003, unless extended; the "Expiration Date"), and after the Purchaser has received confirmation that the transfer of Units has been effectuated and the Purchaser has been substituted as a Limited Partner with respect to the Units transferred.

     In addition, while the Offer states that acceptance of the Offer is revocable until the Expiration Date, the Purchaser will not be required to accept for payment or pay for Units not theretofore accepted and may terminate or amend the Offer if certain conditions exist, including, in certain cases, an increase or proposed increase by another person of its ownership of Units by two percent or more of the outstanding Units. Finally, since the Offer also states that if more than 18,799 Units are validly tendered, and not properly withdrawn on or prior to the Expiration Date, and all conditions of the Offer are satisfied, the Purchaser will accept for payment a pro rated amount of Units tendered (disregarding fractional Units) for each Limited Partner. According to the Amended Schedule TO, the Purchaser will return to Limited Partners promptly after February 29, 2004 all Units with respect to which it has not received a confirmation of transfer by the Partnership.

     Accordingly, it is uncertain (a) when (if ever) the transfer of Units tendered pursuant to the Offer will actually be recognized by the Partnership,(b) how many of each Limited Partner's Units will be accepted, (c) what the status of any such unrecognized transfer to the Purchaser will be, except to the extent that Units are returned by the Purchaser as per the aforementioned February 29, 2004 return date, and (d) when Limited Partners who tender their Units to the Purchaser will actually be paid.

     (ix) Limited Partners May Be Able to Sell Their Units at a Higher Price. The Partnership recommends that Limited Partners who seek current liquidity but do not wish to sell their Units pursuant to the Offer make their own inquiry as to alternative transactions that may be available, including among others, the informal secondary market for trading limited partnership interests, or any proposed or pending tender offer by any other parties (including the Providence Offer described in Item 4(b)(iv) above) and any other offer that may be announced prior to the expiration of the Offer. There can be no assurances, however, that a Limited Partner will be able to sell his, her or its Units or achieve a higher price in an alternative transaction.

     In the amended Offer to Purchase dated November 21, 2003, Purchaser stated that (notwitstanding its earlier stated intention to outbid by at least $1.00 any good faith, bona fide tender offers commenced by a third party prior to the Expiration Date) because of the significant price differential between the Offer by the Purchaser and the Providence Offer, the Purchaser has decided that it would not outbid the Providence Offer at that time.

Item 9.  Exhibits.

         Exhibit No.  Description
         -----------  -----------

         (a)(1)       Not applicable.

         (a)(2)(i) Letter from the Partnership to Limited Partners dated November 12, 2003.(1)



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

         (a)(2)(ii) Letter from the Partnership to Limited Partners dated November 26, 2003.

         (a)(3)       Not applicable.

         (a)(4)       Not applicable.

         (a)(5)       Not applicable.

         (e)(1) Second Amended and Restated Agreement of Limited Partnership of ML Media Partners, L.P., dated as of May 14, 1986, as amended by Amendment No. 1, dated February 27, 1987.(2)

           (e)(2) Leveraged Recapitalization Agreement between the Partnership and the Joint Venture, Adelphia, Highland and Century dated December 13, 2001.(3)

           (e)(3) Confidentiality Agreement between the Partnership and Madison dated May 4, 1999.(4)

           (g)        Not applicable.

           --------------------------
           (1) Incorporated by reference to Exhibit (a)(2) to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the SEC via EDGAR on November 12, 2003.
           (2) Incorporated by reference to Exhibit (c)(1), of the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the "SEC") via EDGAR on
November 30, 1998.
           (3) Incorporated by reference to Exhibit 10.38 to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 29, 2000 as filed with the SEC via EDGAR on March 27, 2003.
           (4) Incorporated by reference to Exhibit (e)(3) to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the SEC via EDGAR on November 12, 2003.



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

                                  SIGNATURES



     After due inquiry and to the best of his or her knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                   ML MEDIA PARTNERS, L.P.


                                   By  Media Management Partners, its General
                                       Partner

                                   By  RP Media Management, general partner


                                   By:     /s/ Elizabeth McNey Yates
                                           -------------------------
                                   Name:   Elizabeth McNey Yates
                                   Title:  Executive Vice President

                                   By ML Media Management Inc., general partner


                                   By:     /s/ Kevin K. Albert
                                           -----------------------
                                           Name:   Kevin K. Albert
                                           Title:  President


     Dated:  November 26, 2003



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

                                 EXHIBIT INDEX

     Exhibit No.   Description                                          Page
     -----------   -----------                                          ----

     (a)(1)        Not applicable.

     (a)(2)(i) Letter from the Partnership to Limited Partners dated November 12, 2003.(1)

     (a)(2)(ii) Letter from the Partnership to Limited Partners dated November 26, 2003.

     (a)(3)        Not applicable.

     (a)(4)        Not applicable.

     (a)(5)        Not applicable.

     (e)(1)        Second Amended and Restated Agreement of
                   Limited Partnership of ML Media Partners, L.P., dated as of May 14, 1986, as amended by Amendment No. 1, dated February 27, 1987.(2)

     (e)(2) Leveraged Recapitalization Agreement between the Partnership and the Joint Venture, Adelphia, Highland and Century dated December
                   13, 2001.(3)

     (e)(3)        Confidentiality Agreement between the
                   Partnership and Madison dated May 4, 1999.(4)

     (g)           Not applicable.
     --------------------------
     (1) Incorporated by reference to Exhibit (a)(2) to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the SEC via EDGAR on November 12, 2003.
     (2) Incorporated by reference to Exhibit (c)(1), of the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the "SEC") via EDGAR on November 30, 1998.
     (3) Incorporated by reference to Exhibit 10.38 to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 29, 2000 as filed with the SEC via EDGAR on March 27, 2003.
     (4) Incorporated by reference to Exhibit (e)(3) to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the SEC via EDGAR on November 12, 2003.



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

                                                          Exhibit (a)(2)(ii)


                                                      ML Media Partners, L.P.
                                                     4 World Financial Center
                                                          New York, NY  10080

                                                            November 26, 2003



               Re:  Partnership's Response to Additional Recent
                    -------------------------------------------
                    Tender Offer and Amendment
                    --------------------------


Dear Partner:

     ML Media Partners, L.P. (the "Partnership") has reviewed and previously communicated to you on November 12, 2003, regarding the three separate unsolicited tender offers of which the Partnership was then aware (referred to therein as the "Smithtown Offer", the "Madison Offer" and the "CMG Offer"; collectively, the "Previous Tender Offers") that have been made to its limited partners ("Limited Partners") to purchase their units of limited partnership interest ("Units"). The Partnership had sent to you its position statements related to each of the Previous Offers (each a "Previous Position Statement", and together the "Previous Position Statements").

     Since sending our previous letter, the Smithtown Offer expired in accordance with its terms, a new, fourth tender offer has been made (the "Providence Offer"), and the Madison Offer has been further amended (the "Amended Madison Offer").

     The Partnership is sending you this letter to provide our position regarding the Providence Offer and to update its position regarding the Amended Madison Offer. The Partnership's position with respect to the Providence Offer is described in full in our separate position statement referred to below. The Partnership's position with respect to the Previous Tender Offers was described in full in our Previous Position Statement, and the Partnership's position with respect to the Amended Madison Offer is described in updated by the amendment to position statement referred to below.


Providence Offer

     An offer has been made by Akula Partners LLC, a Delaware limited liability company (the "Providence Purchaser"), and each of Aquitania Partners L.P., Aquitania (QP) Partners L.P., Mauretania Partners L.P. and Providence Capital, LLC (collectively with the Providence Purchaser, the "Providence Offeror"), to purchase 13,160 Units (approximately 7% of the outstanding Units) at a purchase price of $750 per Unit, in cash, reduced by any cash distributions made or declared on or after November 13, 2003 (the "Offer Date") (to the extent the Purchaser does not receive any such distributions with respect to any Units accepted for payment), without interest (the "Providence Offer Price"). The Providence Offer, by its terms, expires December 22, 2003 (unless extended). To the extent that more Units are tendered in the Providence Offer than the Providence Purchaser Offeror is seeking to purchase, the Providence Offer provides that Units will be accepted on a pro rata basis.

     The Providence Offer has been filed with the Securities and Exchange Commission (the "SEC") on Schedule TO, and the Partnership has responded to such offer by filing with the SEC on November 26, 2003 its Recommendation Statement on Schedule 14D-9 (the "Providence Position Statement").

Amended Madison Offer

     The offer by MLMP Acquisition Partners, LLC. (the "Madison Purchaser"), Madison Investment Partners 26, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon (collectively, with the Madison Purchaser, the "Madison Offeror"), dated October 30, 2003, as amended November 4, 2003 and November 10, 2003 (the "Madison Offer"), and further amended by filings made November 24, 2003 and November 25, 2003 (the "Amended Madison Offer"), to purchase 18,799 Units (slightly less than 10% of the outstanding Units) at a purchase price of $601 per Unit, less the amount of any distributions declared or paid to you by the Partnership on or after October 30, 2003 in respect of that Unit, with interest thereon from the expiration date of the Madison Offer to the date of payment at the rate of 3% per annum (the "Madison Offer Price"). The Madison Offer, by its terms, expires December 5, 2003 (unless extended). To the extent that more Units are tendered in the Madison Offer than the Madison Offeror is seeking to purchase, the Madison Offer provides that Units will be accepted on a pro rata basis. The Amended Madison Offer stated that (notwithstanding its earlier stated intention to outbid by at least $1.00 any good faith, bona fide tender offers commenced by a third party prior to expiration date of the Madison Offer) because of the significant price differential between the Madison Offer and the Providence Offer, the Madison Offeror has decided that it would not outbid the Providence Offer at such time.

     Both the Providence Offer and the Amended Madison Offer have been filed with the SEC pursuant to the filing of a Tender Offer Statement on Schedule TO. The Partnership is responding to the Providence Offer by filing with the SEC today its Recommendation Statement on Schedule 14D-9 (the "Providence Statement"). The Partnership has responded to the Madison Offer by filing with the SEC on November 12, 2003 its Recommendation Statement on Schedule 14D-9, and providing a copy of that Recommendation Statement (the "Madison Statement") to you together with the Partnership's letter dated November 12, 2003. The Partnership is responding to the Amended Madison Offer by filing with the SEC today an amendment to its Recommendation Statement (the "Madison Statement Amendment"). Copies of the Providence Statement and the Madison Statement Amendment are separately enclosed herewith.

     We urge you to carefully and completely review each of (i) the Providence Statement and (ii) the Madison Statement (previously provided to you) and the Madison Statement Amendment, and (iii) the position statement previously sent to you in connection with the CMG Offer (collectively the "Partnership Position Statements") before you make a decision whether or not to tender your Units in the respective Providence Offer, the Amended Madison Offer or the CMG Offer (collectively, the "Pending Tender Offers").

Positions and Recommendations of the Partnership

     As more fully described in the respective Partnership Position Statements, the Partnership has concluded that each of the respective Pending Tender Offers is inadequate and not in the best interests of the Limited Partners. Accordingly, the Partnership recommends that Limited Partners reject each of the Pending Tender Offers and not tender any of their Units. However, some Limited Partners with a need for liquidity or who otherwise would prefer not to wait before realizing the potential value of the Units at liquidation of the Partnership may wish to consider one of such offers. The Partnership does not expect to make any further distributions to Limited Partners until the resolution of the litigation described in the respective Partnership Position Statements and the disposition of its interest in its sole remaining media property, Century/ML Cable Venture.

     Neither the Partnership, the Partnership's general partner, Media Management Partners (the "General Partner"), Merrill Lynch & Co., Inc., ML Leasing Management, Inc., nor any of their respective affiliates or subsidiaries, are parties to any of the Pending Tender Offers. Furthermore, neither the General Partner, nor any of its officers, directors or affiliates intends to tender any of its or their Units pursuant to any of the Pending Tender Offers.

     Each Limited Partner must make his, her, or its own decision whether to accept or reject the Pending Tender Offers. The Partnership has not engaged any financial advisor to evaluate the terms of either of such offers or to determine whether either of such offers is fair to Limited Partners. The

Partnership urges all Limited Partners to carefully consider with respect to each of the Pending Tender Offers the basis of the Partnership's recommendation as set forth in the respective Partnership Position Statements and all other relevant facts and circumstances, including their own personal tax situation, liquidity needs and other financial considerations; to review all available information, including any competing tender offers; and consult with their own tax, financial or other advisors in evaluating the terms of each of such offers before making a decision whether or not to tender their Units.

     In addition, as stated in the Partnership Position Statements, the Partnership's policy is to recognize Units submitted for transfer on any monthly transfer date in the order submitted prior to such transfer date, subject to the restrictions set forth in the Partnership's Second Amended and Restated Agreement of Limited Partnership, as amended. Accordingly, if you were to consider one of the Pending Tender Offers, please be aware that Units tendered after the time that the Partnership's 4.8% annual limit for transfers is reached (which could occur if a significant number of Units are submitted pursuant to a Pending Tender Offer that expires earlier than the others) will not be accepted in such tax year and will be returned to the party submitting the Units for transfer (i.e., the purchaser), and no further Units will be transferred in such tax year (except for certain excluded transfers). As reported in connection with the Smithtown Offer, approximately 1.2% of outstanding Units have been tendered pursuant to such offer; to the extent that such Units are presented for transfer in acceptable form prior to the expiration of the Pending Tender Offers or any Units presented for transfer in connection therewith, the Partnership will be able to recognize no more than 3.6% outstanding Units for transfer in its 2004 tax year (except for certain excluded transfers) .

Withdrawal Rights

     To the extent that you have already tendered Units or may tender your Units prior to the expiration of the respective Pending Tender Offers, you should consider that you have a right to withdraw your tender as follows:

     Providence Offer: by following the procedures set forth under "Section 5. Withdrawal Rights" in the Providence Offer, (a) at any time prior to the Providence Offer's expiration date (December 22, 2003, unless extended) and
(b) to the extent such Limited Partner's tendered Units have not been accepted for payment by January 11, 2003, at any time thereafter.

     Amended Madison Offer: by following the procedures set forth under "Section 5. Withdrawal Rights" in the Madison Offer, (a) at any time prior to the Madison Offer's expiration date (December 5, 2003, unless extended) and
(b) to the extent such Limited Partner's tendered Units have not been accepted for payment by December 29, 2003, at any time thereafter.

     CMG Offer: for ten days after Units are tendered for sale.

                                     * * *

Toll-Free Information for Limited Partners

     Please do not hesitate to call our Investor Services Information Center at (800) 288-3694 for assistance with any Partnership matter. Our Investor Services Information Center operates Monday through Friday, from 9:00 a.m. to 5:00 p.m. Eastern time.

Sincerely yours,

ML Media Partners, L.P.

/s/ I. Martin Pompadur
----------------------
I. Martin Pompadur
For the General Partner



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